UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Biota Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

090694 10 0
(CUSIP Number)

Jonathan M. Couchman
Xstelos Holdings, Inc.
630 Fifth Avenue, Suite 2260
New York, New York 10020
(212) 729-4962
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 090694 10 0

1	NAME OF REPORTING PERSON XSTELOS HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 355,157
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 355,157
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 090694 10 0

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common stock, par value $0.10 per share (the “Shares”) of Biota Pharmaceuticals, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 12270 Wilkins Avenue, Rockville, MD 20852.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 355,157 Shares directly owned by Xstelos is approximately $1,531,403, including brokerage commissions.  Such securities were acquired with the working capital of Xstelos.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 28,352,329 Shares outstanding, which is the total number of Shares outstanding as of January 31, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 11, 2013.

As of the close of business on February 14, 2013, Xstelos owned directly 355,157 Shares, constituting approximately 1.3% of the Shares outstanding.

Item 5(c) is hereby amended to add the following:

(c)           On January 11, 2013, Xstelos sold 4,800 Shares at a price per Share of $4.25.  On January 18, 2013, Xstelos sold 1,100 Shares at a price per Share of $4.27.  Such sales were effected in the open market.

Item 5(e) is hereby amended and restated to read as follows:

(e)           Xstelos is no longer the beneficial owner of more than 5% of the Shares outstanding.

CUSIP NO. 090694 10 0

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2013	XSTELOS HOLDINGS, INC.

	By:	/s/ Jonathan M. Couchman
Jonathan M. Couchman President, Chief Executive Officer and Chief Financial Officer